Exhibit 99.1

PRESS RELEASE

Barrick Reports Full Year and Fourth Quarter 2025 Results

Record shareholder returns and another record quarterly financial performance mark successful delivery of 2025 operating plan

∎	Q4 gold production 5% higher than Q3 at 871,000 ounces[1], 2025 gold and copper production in line with guidance

∎	Record quarterly cash flow with operating cash flow of $2.73 billion and free cash flow[2] of $1.62 billion—up 13% and 9%, respectively, over Q3

∎	Highest ever quarterly net earnings per share of $1.43 and adjusted net earnings per share[2] of $1.04—up 88% and 79%, respectively, on Q3

∎	New dividend policy targets total payout of 50% of attributable free cash flow, including 40% increase in quarterly base dividend to $0.175 per share, plus performance year end top-up

∎	$0.42 per share quarterly dividend declared—a 140% increase over the third quarter

∎	Repurchased $1.50 billion of shares in 2025, representing about 3.0% of Barrick’s issued and outstanding shares, including $500 million in Q4

∎	Doubled gold resource at Fourmile project in Nevada with further increases expected in 2026[3]

∎	2026 production guidance: 2.90–3.25 million ounces[1] of gold and 190,000–220,000 tonnes[1] of copper

∎

Following rigorous analysis, the Board has decided to move forward with preparations for an initial public offering (“IPO”) of Barrick’s North American gold assets in order to maximize shareholder value

All amounts expressed in U.S. dollars

Toronto, February 5, 2026 – Barrick Mining Corporation (NYSE:B)(TSX:ABX) (“Barrick” or the “Company”) today reported fourth quarter operating and financial results for the period ending December 31, 2025. Barrick produced 871,000 ounces1 of gold and 62,000 tonnes1 of copper in the quarter and the Company generated $6.00 billion in revenue, as well as $2.73 billion in operating cash flow and $1.62 billion in free cash flow.2 Net earnings per share for the quarter of $1.43 and adjusted net earnings per share2 of $1.04 increased 88% and 79%, respectively, from Q3.

For the full year 2025, Barrick reported revenues of $16.96 billion, operating cash flow of $7.69 billion and free cash flow2 of $3.87 billion, increasing 31%, 71% and 194%, respectively, from 2024. Net earnings per share of $2.93 and adjusted net earnings per share2 of $2.42 for the full year increased 140% and 92%, respectively, from 2024. Full-year gold production was 3.26 million ounces1 while full-year copper production was 220,000 tonnes1, consistent with the guidance provided at the start of the year.

“We reported record quarterly cash flow, delivered on our gold and copper production guidance, and successfully executed our 2025 operating plan. These achievements contributed to record adjusted net earnings per share2 in 2025 and the highest shareholder returns in this company’s history. On the back of this financial strength, the Board approved a further 40% increase to our quarterly base dividend and a dividend framework to allow shareholders to further participate in our performance,” said Mark Hill, President and Chief Executive Officer. “The outstanding finish to 2025 showcases the strength of Barrick’s operations and the commitment of its people. The agreement in Mali to secure the release of our colleagues was a major success and I commend all who were involved for this tremendous result.”

Mark Hill continued: “As we progress towards an IPO of our North America business to maximize value, we remain steadfast in our focus on operational performance and improving safety. By maintaining a collaborative culture and operational rigor, we are well-positioned to carry our current momentum forward and continue unlocking value from our premier asset portfolio in 2026.”

Operational Highlights

Gold production in Q4 was 5% higher than Q3 at 871,000 ounces1, with cost of sales (“COS”)4 of $1,904 per ounce, total cash costs (“TCC”)2 of $1,205 per ounce and all-in sustaining costs (“AISC”)2 of $1,581 per ounce. Gold COS4 per ounce and AISC2 per ounce were 22% and 3% higher than Q3, respectively. Nevada Gold Mines performed well across the board in Q4, led by a 25% increase in Carlin’s production over Q3. Throughput at Pueblo Viejo rose to another record high and partially offset reduced recoveries from stockpiled material in the flotation and Carbon-In-Leach circuits.

Full year 2025 gold production was 17% lower than 2024 at 3.26 million ounces1, in line with guidance, with COS4 of $1,697 per ounce, TCC2 of $1,199 per ounce and AISC2 of $1,637 per ounce—all slightly above guidance due to higher royalites driven by the higher realized gold price.2 TCC2 and AISC2 were also affected by higher consumable prices, partially driven by tariff impacts.

Copper production in Q4 was 13% higher than Q3 at 62,000 tonnes1, with COS5 of $3.37 per pound, C1 cash costs2 of $2.45 per pound and AISC2 of $3.61 per pound. Copper COS5 per pound and AISC2 per pound were 26% and 15% higher than Q3, respectively.

BARRICK YEAR-END 2025	2	PRESS RELEASE

Full year 2025 copper production was 13% higher than 2024 at 220,000 tonnes1, in line with guidance. Copper COS5 for full year 2025 was $2.91 per pound with C1 cash costs2 of $2.14 per pound and AISC2 of $3.20 per pound—3%, 5% and 7% lower than 2024, respectively. COS5 and AISC2 were slightly above guidance as a result of higher royalties due to the higher realized copper price.2

Despite a stronger emphasis on safety, two of our colleagues sadly lost their lives in Q4. In addition to the previously disclosed fatal injury at Bulyanhulu on October 21, a team member lost his life at Kibali on December 15. Our thoughts remain with the families, friends and colleagues of the team members who passed away in 2025. We have conducted full investigations into these tragic incidents and have taken actions in an effort to prevent their recurrence. We remain unequivocally committed to prioritizing safety to ensure every person goes home safe and healthy every day.

BARRICK YEAR-END 2025	3	PRESS RELEASE

Financial Highlights

Barrick achieved another record quarterly financial performance, with operating cash flow and free cash flow2 of $2.73 billion and $1.62 billion—up 13% and 9% over Q3, respectively. In Q4, Barrick achieved net earnings of $2.41 billion ($1.43 per share) and adjusted net earnings2 of $1.75 billion ($1.04 per share) compared to net earnings of $1.30 billion ($0.76 per share) and adjusted net earnings2 of $982 million ($0.58 per share) in the prior quarter. Revenues of $6.00 billion in Q4 increased 45% from $4.15 billion in Q3.

Full-year 2025 net earnings were $4.99 billion ($2.93 per share), compared to net earnings of $2.14 billion ($1.22 per share) in 2024—up 133% and 140%, respectively. Adjusted net earnings2 in 2025 were $4.14 billion ($2.42 per share), compared to $2.21 billion ($1.26 per share) in 2024—up 87% and 92%, respectively. Full-year revenue increased 31% to $16.96 billion, compared to $12.92 billion in 2024. Operating cash flow in 2025 increased 71% to $7.69 billion, compared to $4.49 billion in 2024. Free cash flow2 for 2025 was $3.87 billion, up 194% from $1.32 billion in 2024.

In addition, the previously announced sales of Hemlo and Tongon closed successfully in Q4, bringing proceeds from non-core asset sales to $2.6 billion in 2025, including Donlin and Alturas. Our strong cash flow generation, together with these proceeds from non-core asset sales, increased Barrick’s year-end cash balance of $6.71 billion by 65% over 2024—even after delivering record shareholder returns and funding growth projects in 2025.

Key Growth Projects

At Barrick’s 100%-owned Fourmile project in Nevada, the team succeeded in doubling the declared gold mineral resource for the second consecutive year—now reporting 2.6 million ounces of indicated resources (4.6 million tonnes at 17.59 grams per tonne) and 13 million ounces of inferred resources (25 million tonnes at 16.9 grams per tonne).3 Ongoing prefeasibility studies point to the potential for significant additional resource growth.3 2026 is expected to be a critical year at Fourmile, with drilling spend expected to increase to $150–$160 million compared to $91 million in 2025. Planned access via the Bullion Hill Decline is progressing, with development on track to begin in Q4 2026.

The Lumwana expansion remains slightly ahead of schedule, with deliveries of the 2026 mining fleet already underway. At Pueblo Viejo, more than 300 families have now moved into the new community Nuevos Horizontes (‘New Horizons’), and the tailings storage facility construction is on track to support the expansion. The Reko Diq copper-gold project continued to advance site works in Q4, although in light of a recent increase in security incidents management is currently reviewing all aspects of the project.

Quarterly Dividend and New Dividend Policy

Barrick’s Board of Directors approved a $0.42 per share quarterly dividend, representing an increase of 140% over the third quarter, and announced a new dividend policy.

BARRICK YEAR-END 2025	4	PRESS RELEASE

During Q4 2025, the Company repurchased $500 million of its shares, with full year 2025 buybacks totaling $1.5 billion, representing about 3.0% of Barrick’s issued and outstanding shares. In total, Barrick returned $2.39 billion to shareholders in 2025—a company record.

In Q4 2025 and going forward, the Company’s new dividend policy targets a total payout of 50% of attributable free cash flow on an annualized basis, comprised of a fixed base quarterly dividend of $0.175 per share and a performance top-up component at each year end based on the attributable free cash flow during the year. The dividend paid in any given year may be higher or lower than the 50% target based on the strength of cash flow, capital needs, balance sheet considerations and other factors.

Reserves and Resources

2025 gold mineral reserves and resources were calculated using a gold price assumption of $1,500 and $2,000 per ounce, increased from $1,400 and $1,900 in 2024, respectively. Both are reported to a rounding standard of two significant digits for tonnes and metal content, with grades reported to two decimal places.

As of December 31, 2025, Barrick’s proven and probable gold mineral reserves were 85 million ounces6 at an average grade of 0.98 g/t, compared to 89 million ounces7 in 2024 at an average grade of 0.99 g/t. This represents a year-over-year attributable gold mineral reserves decrease of 4.1 million ounces, owing to the divestitures of Tongon and Hemlo (2.2 million-ounce reduction), alongside annual depletion (3.7 million ounces), partially offset by 1.8 million ounces of additions associated with exploration and changes in commodity prices. Although depletion was higher than net conversion by 1.9 million ounces for 2025, the three-year rolling average gold mineral reserve replacement stands close to 190% adding more than 24 million ounces to gold mineral reserves (excluding both acquisitions and divestments), primarily supported by 17 million ounces of net change in the prior year.7

Barrick’s attributable measured and indicated gold resources for 2025 stand at 150 million ounces6 at 1.01 g/t along with inferred resources of 43 million ounce6 at 1.0 g/t. Measured and indicated mineral resources reduced by 20 million ounces as a result of the divestiture of Donlin and a further 2.2 million ounces as a result of the divestiture of Alturas. Overall divestitures in 2025 accounted for a reduction of 26 million ounces of measured and indicated mineral resources and 7.3 million ounces of inferred mineral resources, respectively.

Copper mineral reserves for Barrick-operated assets as of December 31, 2025 are estimated using a copper price assumption of $3.25 per pound, increased from $3.00 per pound in 2024. Copper mineral resources for 2025 are estimated using a price of $4.50 per pound, also increased from $4.00 per pound in 2024. Both are reported to a rounding standard of two significant digits for tonnes and metal content, with grades reported to two decimal places.

Attributable proven and probable copper mineral reserves remained at 18 million tonnes of copper6 at 0.46% in 2025 on an attributable basis compared to 18 million tonnes of copper7 at 0.45% in 2024. Barrick’s attributable measured and indicated copper resources for 2025 stand at 24 million tonnes of copper6 at 0.39%, with a further 4.2 million tonnes6 at 0.3% of inferred resources, reflecting increases due to changes in commodity pricing.

BARRICK YEAR-END 2025	5	PRESS RELEASE

2026 Guidance

Following the operational review launched in Q3 2025, mine plan ownership was transitioned back to site teams and responsible regional leaders. These teams developed deliverable, ground-up plans informed by past performance and improved confidence levels. Our 2026 guidance is based on these plans.

Gold production guidance for 2026 is 2.90–3.25 million ounces.1 This compares to actual 2025 gold production of 3.26 million ounces1, or 3.03 million ounces when the divested assets Hemlo and Tongon are excluded. Gold cost guidance for 2026, including COS4 of $1,870–$2,070, TCC2 of $1,330–$1,470 and AISC2 of $1,760–$1,950, is based on a gold price assumption of $4,500 per ounce.8

Copper production guidance for 2026 is 190,000–220,000 tonnes1, compared to actual production of 220,000 tonnes1 in 2025, at copper COS5 of $3.05–$3.35 per pound, C1 cash costs2 of $2.20–$2.45 per pound and AISC2 of $3.45–$3.75 per pound. Copper cost guidance is based on a copper price assumption of $5.50 per pound.8

Update on Preparations of North America Gold IPO

As announced on December 1, 2025, the Board authorized Barrick’s management team to explore the IPO of an entity that will hold Barrick’s premier North American gold assets (“NewCo”). Following a rigorous financial and operational analysis by Barrick’s management and its advisors, the Board has concluded that the IPO of NewCo represents the best path for maximizing value for Barrick’s shareholders. The Board has authorized Barrick’s management to begin preparations for the IPO of NewCo and expects the IPO to be completed by late 2026.

NewCo will hold Barrick’s joint venture interests in Nevada Gold Mines and Pueblo Viejo, as well as Barrick’s wholly owned Fourmile gold discovery in Nevada. Barrick intends to retain a significant controlling interest in NewCo following the IPO and continue to benefit financially through its majority ownership of NewCo. Barrick will continue to own and drive value in the Company’s other world-class gold and copper assets. Barrick expects to provide further details of the IPO in the coming months.

The completion of the IPO will be subject to market conditions and other customary conditions, including any required regulatory approvals and final approval of the IPO by the Barrick Board of Directors.

Presentation and Webcast

BARRICK YEAR-END 2025	6	PRESS RELEASE

The management team will host a live webcast and presentation today at 11:00 AM ET followed by a question-and-answer session with analysts. To join the webcast, please register here. Presentation materials will be available on Barrick’s website prior to the event with a replay available soon after.

About Barrick Mining Corporation

Barrick is a leading global mining, exploration and development company. With one of the largest portfolios of world-class and long-life gold and copper assets in the industry, Barrick’s operations and projects span 17 countries and five continents. Barrick is also the largest gold producer in the United States. We create real, long-term value for all stakeholders through responsible mining, strong partnerships and a disciplined approach to growth. Barrick shares trade on the New York Stock Exchange under the symbol ‘B’ and on the Toronto Stock Exchange under the symbol ‘ABX’.

Investor Relations Contact

Barrick Mining Corporation

Cleve Rueckert, +1 775 397 5443

cleveland.rueckert@barrick.com

Media Contact

Brunswick Group

Carole Cable, +44 (0) 20 7404 5959

barrick@brunswickgroup.com

BARRICK YEAR-END 2025	7	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/25	9/30/25	% Change	12/31/25	12/31/24	% Change
Financial Results ($ millions)
Revenues	5,997	4,148	45%	16,956	12,922	31%
Cost of sales	2,712	1,890	43%	8,265	7,961	4%
Net earnings[a]	2,406	1,302	85%	4,993	2,144	133%
Adjusted net earnings[b]	1,754	982	79%	4,139	2,213	87%
Attributable EBITDA[b]	3,084	2,022	53%	8,157	5,185	57%
Attributable EBITDA margin[b]	64%	59%	8%	58%	48%	21%
Minesite sustaining capital expenditures[b,c]	458	395	16%	1,896	2,217	(14)%
Project capital expenditures[b,c]	630	532	18%	1,870	924	102%
Total consolidated capital expenditures[c,d]	1,107	943	17%	3,821	3,174	20%
Total attributable capital expenditures[e]	906	757	20%	3,011	2,607	15%
Net cash provided by operating activities	2,726	2,422	13%	7,689	4,491	71%
Net cash provided by operating activities margin[f]	45%	58%	(22)%	45%	35%	29%
Free cash flow[b]	1,619	1,479	9%	3,868	1,317	194%
Attributable free cash flow[b]	1,060	1,154	(8)%	2,837	1,091	160%
Net earnings per share (basic and diluted)	1.43	0.76	88%	2.93	1.22	140%
Adjusted net earnings (basic)[b] per share	1.04	0.58	79%	2.42	1.26	92%
Weighted average diluted common shares (millions of shares)	1,684	1,703	(1)%	1,707	1,751	(3)%
Debt (current and long-term)	4,703	4,714	0%	4,703	4,729	(1)%
Cash and equivalents	6,706	5,037	33%	6,706	4,074	65%
Debt, net of cash	(2,003)	(323)	520%	(2,003)	655	(406)%
a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in endnote 2 of this press release.

c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.

d.

Total consolidated capital expenditures also includes capitalized interest of $19 million and $55 million, respectively, for Q4 2025 and 2025 (Q3 2025: $16 million; 2024: $33 million; 2023: $41 million).

e.	These amounts are presented on the same basis as our guidance.

f.	Represents net cash provided by operating activities divided by revenue.

	For the three months ended			For the years ended
	12/31/25	9/30/25	% Change	12/31/25	12/31/24	% Change
Operating Results
Gold
Gold production (thousands of ounces)[a]	871	829	5%	3,255	3,911	(17)%
Gold sold (thousands of ounces)[a]	960	837	15%	3,318	3,798	(13)%
Market gold price ($/oz)	4,135	3,457	20%	3,432	2,386	44%
Realized gold price[a,b] ($/oz)	4,177	3,457	21%	3,501	2,397	46%
Gold COS (Barrick’s share)[a,c] ($/oz)	1,904	1,562	22%	1,697	1,442	18%
Gold TCC[a,b] ($/oz)	1,205	1,137	6%	1,199	1,065	13%
Gold AISC[a,b] ($/oz)	1,581	1,538	3%	1,637	1,484	10%
Revenue ($ millions)[a]	4,111	2,943	40%	11,844	9,281	28%
Attributable EBITDA ($ millions)[b]	2,708	1,777	52%	7,041	4,667	51%
Copper
Copper production (thousands of tonnes)[a]	62	55	13%	220	195	13%
Copper sold (thousands of tonnes)[a]	67	52	29%	224	177	27%
Market copper price ($/lb)	5.03	4.44	13%	4.51	4.15	9%
Realized copper price[a,b] ($/lb)	5.42	4.39	23%	4.72	4.15	14%
Copper COS (Barrick’s share)[a,d] ($/lb)	3.37	2.68	26%	2.91	2.99	(3)%
Copper C1 cash costs[a,b] ($/lb)	2.45	1.96	25%	2.14	2.26	(5)%
Copper AISC[a,b] ($/lb)	3.61	3.14	15%	3.20	3.45	(7)%
Revenue ($ millions)[a]	769	472	63%	2,199	1,484	48%
Attributable EBITDA ($ millions)[b]	376	245	53%	1,116	518	115%
a.	On an attributable basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in endnote 2 of this press release.

c.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

d.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2025	8	PRESS RELEASE

Regional Summarya and 2026 Guidanceb

	For the three months ended			For the twelve months ended		2026 Guidance
	12/31/25	9/30/25	12/31/24	12/31/25	12/31/24
Gold
North America[c]
Gold produced (000s oz)	595	536	576	2,093	2,145	1,770 - 1,980
Gold sold (000s oz)	608	543	567	2,112	2,140
COS ($/oz)[d]	1,663	1,567	1,522	1,653	1,512	1,820 - 2,010
TCC ($/oz)[e]	1,169	1,149	1,129	1,217	1,130	1,270 - 1,410
AISC ($/oz)[e]	1,460	1,450	1,448	1,601	1,536	1,690 - 1,870
Revenue ($ millions)	2,604	1,910	1,539	7,557	5,262
Attributable EBITDA ($ millions)[e]	1,730	1,117	651	4,430	2,761
South America & Asia Pacific[c]
Gold produced (000s oz)	72	73	95	322	298	260 - 300
Gold sold (000s oz)	69	68	103	317	313
COS ($/oz)[d]	1,553	1,438	1,263	1,363	1,277	1,870 - 2,070
TCC ($/oz)[e]	983	931	885	901	928	1,170 - 1,300
AISC ($/oz)[e]	1,898	1,532	1,395	1,502	1,380	1,500 - 1,660
Revenue ($ millions)	289	226	281	1,066	779
Attributable EBITDA ($ millions)[e]	155	158	64	676	171
Africa & Middle East
Gold produced (000s oz)	204	220	409	840	1,468	870 - 970
Gold sold (000s oz)	283	226	295	889	1,345
COS ($/oz)[d]	2,527	1,587	1,303	1,924	1,368	1,990 - 2,200
TCC ($/oz)[e]	1,364	1,170	944	1,270	1,000	1,490 - 1,640
AISC ($/oz)[e]	1,575	1,424	1,389	1,543	1,333	1,840 - 2,040
Revenue ($ millions)	1,218	807	788	3,221	3,240
Attributable EBITDA ($ millions)[e]	823	502	454	1,935	1,735
Total Gold
Gold produced (000s oz)	871	829	1,080	3,255	3,911	2,900 - 3,250
Gold sold (000s oz)	960	837	965	3,318	3,798
COS ($/oz)[d]	1,904	1,562	1,428	1,698	1,442	1,870 - 2,070
TCC ($/oz)[e]	1,205	1,137	1,046	1,199	1,065	1,330 - 1,470
AISC ($/oz)[e]	1,581	1,538	1,451	1,637	1,484	1,760 - 1,950
Revenue ($ millions)	4,111	2,943	2,608	11,844	9,281
Attributable EBITDA ($ millions)[e]	2,708	1,777	1,169	7,041	4,667
Total Copper
Copper produced (kt)	62	55	64	220	195	190 - 220
Copper sold (kt)	67	52	54	224	177
COS ($/lb)[f]	3.37	2.68	2.62	2.91	2.99	3.05 - 3.35
C1 cash costs ($/lb)[e]	2.45	1.96	2.04	2.14	2.26	2.20 - 2.45
AISC ($/lb)[e]	3.61	3.14	3.07	3.20	3.45	3.45 - 3.75
Revenue ($ millions)	769	472	436	2,199	1,484
Attributable EBITDA ($ millions)[e]	376	245	123	1,116	518

a.	All figures in this table are on an attributable basis.

b.	See “Outlook Assumptions and Economic Sensitivity Analysis” in endnote 8 of this press release.

c.	Starting Q4 2025, we have presented Pueblo Viejo as part of North America instead of South America & Asia Pacific. Comparative information has been restated.

d.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

e.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in endnote 2 of this press release.

f.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2025	9	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Tricia Evans, BSc, SMERM, Mineral Resource Manager: North America; Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr. Sci. Nat, Resource Geology Lead – North America; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – South America & Asia Pacific; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2025.

Endnotes

Endnote 1

On an attributable basis.

Endnote 2 – Non-GAAP Financial Measures

Free Cash Flow and Attributable Free Cash Flow

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. “Attributable free cash flow” starts with free cash flow and adds our attributable share of free cash flow from our equity investees and subtracts the free cash flow attributable to the non-controlling interests. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow and attributable free cash flow are intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow and Attributable Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net cash provided by operating activities	2,726	2,422	7,689	4,491	3,732
Capital expenditures	(1,107)	(943)	(3,821)	(3,174)	(3,086)
Consolidated free cash flow	1,619	1,479	3,868	1,317	646
Free cash flow applicable to equity investees	172	191	585	553	465
Non-controlling interests	(731)	(516)	(1,616)	(779)	(712)
Attributable free cash flow	1,060	1,154	2,837	1,091	399

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s shares on a post-tax basis, consistent with net earnings. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK YEAR-END 2025	10	PRESS RELEASE

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net earnings attributable to equity holders of the Company	2,406	1,302	4,993	2,144	1,272
Impairment (reversals) charges related to non-current assets[a]	5	3	12	(457)	312
Acquisition/disposition gains[b]	(1,146)	(250)	(1,107)	(24)	(364)
Loss on currency translation	6	(3)	3	39	93
Significant tax adjustments[c]	80	(119)	(89)	137	220
Other expense adjustments[d]	559	47	823	249	96
Non-controlling interest[e]	(101)	0	(116)	(170)	(98)
Tax effect[e]	(55)	2	(380)	295	(64)
Adjusted net earnings	1,754	982	4,139	2,213	1,467
Net earnings per share[f]	1.43	0.76	2.93	1.22	0.72
Adjusted net earnings per share[f]	1.04	0.58	2.42	1.26	0.84
a.

There were no significant impairment charges or reversals in 2025. Net impairment reversals for 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.

b.

Acquisition/disposition gains for 2025 relate to gain on sale of our 50% interest in the Donlin Gold project in Q2 2025, and sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project, all occurring in Q4 2025. Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025, which largely offset the losses recognized earlier in 2025 relating to the deconsolidation and recognition of an investment at fair value following the change of control after it was placed under a temporary provisional administration on June 16, 2025. The acquisition/disposition gains in Q3 2025 mainly related to the revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025, as described above.

c.

Significant tax adjustments in Q4 2025 include the resolution of uncertain tax positions, the impact of prior year adjustments and the recognition of deferred tax assets. Significant tax adjustments in 2025 primarily relate to the foreign currency remeasurement of tax balances, the resolution of uncertain tax positions and the recognition of deferred tax assets. For Q3 2025, significant tax adjustments include the foreign currency remeasurement of deferred tax balances and the recognition of deferred tax assets. Significant tax adjustments for 2024 primarily relate to the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets.

d.

Other expense adjustments for Q4 2025 and 2025 mainly relate to the settlement payment to the Government of Mali in November 2025 and the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto. 2025 was further impacted by reduced operations costs at Loulo-Gounkoto. Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations, a customs and royalty settlement at Tongon, interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership.

e.	Non-controlling interest for 2025 primarily relates to other expense adjustments and tax effect for 2025 primarily relates to acquisition/disposition gains.

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Capital Expenditures

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce/pound. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

BARRICK YEAR-END 2025	11	PRESS RELEASE

	For the three months ended		For the years ended
($ millions)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Minesite sustaining capital expenditures	458	395	1,896	2,217	2,076
Project capital expenditures	630	532	1,870	924	969
Capitalized interest	19	16	55	33	41
Total consolidated capital expenditures	1,107	943	3,821	3,174	3,086

Total cash costs per ounce and All-in sustaining costs per ounce

“Total cash costs” per ounce (TCC/oz) and “All-in sustaining costs” per ounce (AISC/oz) are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. TCC/oz start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and costs allocated to by-products. AISC/oz start with TCC/oz and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs related to the current mine plan and reclamation cost accretion and amortization. Barrick believes that the use of TCC/oz and AISC/oz will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from the gold operations portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine and therefore Barrick believes these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. TCC/oz and AISC/oz are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Cost of sales applicable to gold production		2,423	1,690	7,357	7,226	7,178
Depreciation		(503)	(384)	(1,588)	(1,641)	(1,756)
Total cash cost applicable to equity method investments		111	114	435	316	260
Costs allocated to by-products		(130)	(80)	(334)	(247)	(252)
Other	a	(258)	5	(237)	14	18
Non-controlling interests	b	(487)	(393)	(1,655)	(1,623)	(1,578)
Total cash costs		1,156	952	3,978	4,045	3,870
General & administrative costs		64	77	222	115	126
Minesite exploration and evaluation costs	c	8	7	27	37	40
Minesite sustaining capital expenditures	d	458	395	1,896	2,217	2,076
Sustaining leases		4	7	26	30	30
Rehabilitation - accretion and amortization (operating sites)	e	16	17	66	66	63
Non-controlling interest, copper operations and other	f	(191)	(171)	(787)	(874)	(824)
All-in sustaining costs		1,515	1,284	5,428	5,636	5,381
Ounces sold - attributable basis (koz)	g	960	837	3,318	3,798	4,024
COS/oz	h,i	1,904	1,562	1,697	1,442	1,334
TCC/oz	i	1,205	1,137	1,199	1,065	960
AISC/oz	i	1,581	1,538	1,637	1,484	1,335

a.

Other - Other adjustments for Q4 2025 and 2025 include the removal of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto of $283 million and $283 million, respectively (Q3 2025: $nil; 2024: $nil; 2023: $nil).

BARRICK YEAR-END 2025	12	PRESS RELEASE

b.

Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $741 million and $2,308 million, respectively, for Q4 2025 and 2025; (Q3 2025: $540 million; 2024: $2,189 million; 2023: $2,192 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon up until its sale on December 1, 2025, North Mara and Bulyanhulu. Refer to note 5 to the Financial Statements for further information.

c.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 49 of Barrick’s Q4 and Year End 2025 MD&A.

d.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

e.

Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

f.

Non-controlling interest and copper operations - Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon up until its sale on December 1, 2025, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investments in Kibali and Porgera. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
General & administrative costs	(10)	(13)	(35)	(14)	(9)
Minesite exploration and evaluation costs	(3)	(1)	(7)	(10)	(14)
Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(21)	(21)	(21)
Minesite sustaining capital expenditures	(173)	(152)	(724)	(829)	(780)
All-in sustaining costs total	(191)	(171)	(787)	(874)	(824)

g.

Ounces sold - attributable basis - Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

h.

COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

C1 cash costs per pound and All-in sustaining costs per pound

“C1 cash costs” per pound (C1 cash costs/lb) and “All-in sustaining costs” per pound (AISC/lb) are non-GAAP financial performance measures related to our copper mine operations. We believe that C1 cash costs/lb enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs/lb excludes royalties, production taxes and non-routine charges as they are not direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, production taxes, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

BARRICK YEAR-END 2025	13	PRESS RELEASE

	For the three months ended		For the years ended
($ millions, except per pound information in dollars)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Cost of sales	281	193	875	706	726
Depreciation/amortization	(88)	(69)	(285)	(245)	(259)
Treatment and refinement charges	53	44	179	162	191
Cash cost of sales applicable to equity method investments	174	91	439	352	356
Less: royalties	(37)	(25)	(108)	(67)	(62)
Costs allocated to by-products	(22)	(7)	(46)	(25)	(19)
C1 cash cost of sales	361	227	1,054	883	933
General & administrative costs	11	12	39	17	22
Rehabilitation - accretion and amortization	1	1	6	9	9
Royalties	37	25	108	67	62
Minesite exploration and evaluation costs	3	1	7	4	7
Minesite sustaining capital expenditures	116	93	356	356	266
Sustaining leases	2	2	9	11	12
All-in sustaining costs	531	361	1,579	1,347	1,311
Tonnes sold - attributable basis (thousands of tonnes)	67	52	224	177	185
Pounds sold - attributable basis (millions pounds)	147	116	494	391	408
COS/lba,b	3.37	2.68	2.91	2.99	2.90
C1 cash costs per pound[a]	2.45	1.96	2.14	2.26	2.28
AISC/lba	3.61	3.14	3.20	3.45	3.21
a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.

b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. Barrick believes these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. Barrick believes this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced. Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

BARRICK YEAR-END 2025	14	PRESS RELEASE

	For the three months ended		For the years ended
($ millions)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net earnings	3,213	1,904	7,154	3,088	1,953
Income tax expense	794	477	1,651	1,520	861
Finance costs, net[a]	42	21	138	143	83
Depreciation	599	460	1,906	1,915	2,043
EBITDA	4,648	2,862	10,849	6,666	4,940
Impairment charges (reversals) of non-current assets[b]	5	3	12	(457)	312
Acquisition/disposition gains[c]	(1,146)	(250)	(1,107)	(24)	(364)
Loss on currency translation	6	(3)	3	39	93
Other expense adjustments[d]	559	47	823	249	96
Income tax expense, net finance costs[a], and depreciation from equity investees	238	197	732	532	397
Adjusted EBITDA	4,310	2,856	11,312	7,005	5,474
Non-controlling Interests	(1,226)	(834)	(3,155)	(1,820)	(1,487)
Attributable EBITDA	3,084	2,022	8,157	5,185	3,987
Revenues - as adjusted[e]	4,810	3,405	13,950	10,724	9,411
Attributable EBITDA margin[f]	64%	59%	58%	48%	42%
			As at 12/31/25	As at 12/31/24	As at 12/31/23
Net leverage[g]			-0.2:1	0.1:1	0.1:1
a.	Finance costs exclude accretion.

b.

There were no significant impairment charges or reversals in 2025. Net impairment reversals for 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.

c.

Acquisition/disposition gains for 2025 relate to gain on sale of our 50% interest in the Donlin Gold project in Q2 2025, and sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project, all occurring in Q4 2025. Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025, which largely offset the losses recognized earlier in 2025 relating to the deconsolidation and recognition of an investment at fair value following the change of control after it was placed under a temporary provisional administration on June 16, 2025. The acquisition/disposition gains in Q3 2025 mainly related to the revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025, as described above.

d.

Other expense adjustments for Q4 2025 and 2025 mainly relate to the settlement payment to the Government of Mali in November 2025 and the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto. 2025 was further impacted by reduced operations costs at Loulo-Gounkoto. Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations, a customs and royalty settlement at Tongon, interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership.

e.	Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 69 of Barrick’s Q4 and Year End 2025 MD&A.

f.	Represents attributable EBITDA divided by revenues - as adjusted.

g.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

BARRICK YEAR-END 2025	15	PRESS RELEASE

Realized Price

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per	For the three months ended				For the years ended

ounce/pound information in dollars)	Gold		Copper		Gold			Copper
	12/31/25	9/30/25	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23	12/31/25	12/31/24	12/31/23
Sales	5,353	3,748	514	320	15,147	11,820	10,350	1,475	855	795

Sales applicable to non-controlling interests	(1,756)	(1,237)	0	0	(4,895)	(3,579)	(3,179)	0	0	0

Sales applicable to equity method investments[a,b]	418	377	233	147	1,353	849	667	679	603	587

Sales applicable to sites in closure or care and maintenance[c]	(5)	(1)	0	0	(8)	(8)	(15)	0	0	0

Treatment and refining charges	10	7	53	44	30	29	30	179	162	191

Other[d]	(10)	0	0	0	(10)	(7)	(15)	0	0	0
Revenues – as adjusted	4,010	2,894	800	511	11,617	9,104	7,838	2,333	1,620	1,573
Ounces/pounds sold (000s ounces/millions pounds)[c]	960	837	147	116	3,318	3,798	4,024	494	391	408
Realized gold/copper price per ounce/pound[e]	4,177	3,457	5.42	4.39	3,501	2,397	1,948	4.72	4.15	3.85
a.

Represents sales of $327 million and $1,038 million, respectively, for Q4 2025 and 2025 (Q3 2025: $294 million; 2024: $741 million; 2023: $667 million) applicable to our 45% equity method investment in Kibali and $91 million and $315 million, respectively (Q3 2025: $83 million; 2024: $108 million; 2023: $nil) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $151 million and $394 million, respectively, for Q4 2025 and 2025 (Q3 2025: $77 million; 2024: $357 million; 2023: $253 million) applicable to our 50% equity method investment in Zaldívar and $83 million and $291 million, respectively (Q3 2025: $71 million; 2024: $270 million; 2023: $253 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.

c.

On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e to the Financial Statements for more information.

e.	Realized price per ounce/pound may not calculate based on amounts presented in this table.

Endnote 3

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2025, unless otherwise noted. As of December 31, 2024, Fourmile indicated resources of 3.6 million tonnes grading 11.76g/t representing 1.4 million ounces of gold and inferred resources of 14 million tonnes grading 14.1 g/t representing 6.4 million ounces of gold. As of December 31, 2025, Fourmile indicated resources of 4.6 million tonnes grading 17.59 g/t representing 2.6 million ounces of gold and inferred resources of 25 million tonnes grading 16.9 g/t representing 13 million ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 74-83 of the MD&A accompanying Barrick’s Q4 and year-end 2025 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Fourmile exploration potential tonnage and grade ranges are based upon a preliminary economic assessment which is preliminary in nature because it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. The preliminary economic assessment for Fourmile is based upon $1,900/oz mineable stope optimizer. The assumptions outlined within the preliminary economic assessment have formed the basis for the ongoing study and are made by the Qualified Person. Fourmile is currently 100% owned by Barrick. Barrick anticipates Fourmile being contributed to the Nevada Gold Mines joint venture, at fair market value, if certain criteria are met.

BARRICK YEAR-END 2025	16	PRESS RELEASE

Endnote 4

On an attributable basis. Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 5

On an attributable basis. Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 6

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2025, unless otherwise noted. Proven reserves of 390 million tonnes grading 1.38 g/t, representing 17 million ounces of gold, and 520 million tonnes grading 0.38%, representing 2.0 million tonnes of copper. Probable reserves of 2,300 million tonnes grading 0.91 g/t, representing 68 million ounces of gold, and 3,400 million tonnes grading 0.47%, representing 16 million tonnes of copper. Measured resources of 570 million tonnes grading 1.45 g/t, representing 26 million ounces of gold, and 740 million tonnes grading 0.36%, representing 2.7 million tonnes of copper. Indicated resources of 4,200 million tonnes grading 0.95 g/t, representing 130 million ounces of gold, and 5,300 million tonnes grading 0.40%, representing 21 million tonnes of copper. Inferred resources of 1,300 million tonnes grading 1.0 g/t, representing 43 million ounces of gold, and 1,400 million tonnes grading 0.3%, representing 4.2 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 74-83 of Barrick’s Fourth Quarter and Year-End 2025 Report.

Endnote 7 – Three Year Rolling Average

Reserve replacement measures attributable reserve gains in ounces or gold equivalent ouncesa (GEOs) calculated from the cumulative net change in attributable reserve in ounces or GEOsa, respectively, from the most recently completed three years (excluding any attributable acquisitions or divestments).

The three-year rolling average gold mineral reserve replacement percentage is calculated from the cumulative net change in attributable reserves in ounces from the three most recently completed years divided by the cumulative depletion in attributable reserve in ounces from the three most recently completed years as set forth in the table below (excluding attributable acquisitions and divestments).b

The three-year average gold equivalent replacement percentage is calculated from the cumulative net change in attributable reserves in GEOsa from the three most recently completed years divided by the cumulative depletion in attributable reserve in GEOsa from the three most recently completed years as set forth in the table below (excluding attributable acquisitions and divestments).b

Year	Attributable P&P Gold (Moz)	Attributable P&P Gold Depletion (Moz)	Attributable P&P Gold Net Change (Moz)	Attributable P&P (GEOa)	Attributable P&P Depletion (GEOa)	Attributable P&P Net Change GEO (using reported reserve prices)[a]
2023[c]	77	(4.6)	5	105	(6.0)	6.7
2024[d]	89	(4.6)	17	176	(6.1)	79
2025[e]	85	(3.7)	1.8	171	(5.1)	1.4
2023 - 2025 Total[f]	N/A	(12.9)	23.8	N/A	(17.2)	87

a.

Gold equivalent ounces calculated from our copper assets are calculated using long-term mineral reserve commodity prices of (I) $1,500/oz gold and $3.25/lb copper for 2025, (ii) $1,400/oz gold and $3.00/lb copper for 2024, and (iii) $1,300/oz gold and $3.00/lb copper for 2023. All gold equivalent ounces are reported to the second significant digit.

b.

Complete mineral reserves and mineral resource data for all mines and projects, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included in pages 74 to 83 of the MD&A accompanying Barrick’s fourth quarter and full year 2025 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.

BARRICK YEAR-END 2025	17	PRESS RELEASE

c.

Estimates are as of December 31, 2023. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper.

d.

Estimates are as of December 31, 2024. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper.

e.

Estimates are as of December 31, 2025. Proven mineral reserves of 390 million tonnes grading 1.38g/t, representing 17 million ounces of gold, and 520 million tonnes grading 0.38%, representing 2.0 million tonnes of copper. Probable reserves of 2,300 million tonnes grading 0.91g/t, representing 68 million ounces of gold, and 3,900 million tonnes grading 0.46%, representing 18 million tonnes of copper.

f.	Totals may not appear to sum correctly due to rounding.

Endnote 8 – 2026 Outlook Assumptions and Economic Sensitivity Analysis

	2026 guidance assumption	Hypothetical change	Consolidated impact on EBITDA (millions)	Attributable impact on EBITDA[2] (millions)	Attributable impact on TCC[2] and AISC[2]
Gold price sensitivity	$4,500/oz	+/-$100/oz	‘+/-$650	‘+/-$300	‘+/-$5/oz

Copper price sensitivity	$5.50/lb	+/-$0.25/lb	‘+/-$110	‘+/-$110	‘+/-$0.02/lb

Key Outlook Assumptions	2026	2027	2028

Gold price ($/oz)	4,500	1,500	1,500

Copper price ($/lb)	5.50	3.25	3.25

Oil price (WTI) ($/barrel)	70	70	70

AUD exchange rate (AUD:USD)	0.75	0.75	0.75

ARS exchange rate (USD:ARS)	1,513	1,621	1,621

CAD exchange rate (USD:CAD)	1.30	1.30	1.30

CLP exchange rate (USD:CLP)	900	900	900

EUR exchange rate (EUR:USD)	1.10	1.10	1.10

We expect Cortez, Loulo-Gounkoto, Kibali, North Mara and Phoenix to deliver higher year-over-year performances in 2027 relative to 2026, together with stable delivery across the rest of the portfolio. In 2028, the increase in gold production is expected to be driven by NGM and the increase in copper production is expected to be driven by Lumwana.

BARRICK YEAR-END 2025	18	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “plan”, “committed”, “guidance”, “project”, “progress”, “prepare”, “continue”, “progress”, “develop”, “on track”, “ongoing”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/pound; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; future expansion of the mineral resource at Fourmile; mine life and production rates, including anticipated production growth from Barrick’s organic project pipeline; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; our plans, and expected timing, completion and benefits of our growth projects, including the progress at Pueblo Viejo, Lumwana and Reko Diq; potential mineralization and metal or mineral recoveries; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including planned resettlement activities at Pueblo Viejo, and health and safety initiatives; Barrick’s performance dividend policy and share buyback program; Barrick’s intention to pursue and the expected timing for and potential benefits of an initial public offering of its North American gold assets; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

BARRICK YEAR-END 2025	19	PRESS RELEASE

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of value added tax refunds received in Chile in connection with the Pascua-Lama Project; expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified timeframes; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

BARRICK YEAR-END 2025	20	PRESS RELEASE

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/ Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK YEAR-END 2025	21	PRESS RELEASE